SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (Rule 14D-100)

                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
             SECTION 13(E)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                                 PLAYCORE, INC.
                            (Name of Subject Company)

                            JASDREW ACQUISITION CORP.
                             PLAYCORE HOLDINGS, INC.
                            PLAYCORE HOLDINGS, L.L.C.
                                 PLAYCORE, INC.
                        (Name of Persons Filing Schedule)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    72811G102
                      (CUSIP Number of Class of Securities)

             Frederic Contino, President and Chief Executive Officer
                                 PlayCore, Inc.
                          Riverfront Centre, Suite 204
                            15 West Milwaukee Street
                           Janesville, Wisconsin 53545
                                 (608) 741-7183
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Benjamin F. Garmer, III
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400
                                 April 14, 2000

                            CALCULATION OF FILING FEE

   ------------------------------------- -----------------------------------
               Transaction
                Valuation*                      Amount of Filing Fee
   ------------------------------------- -----------------------------------

                   N/A                                  N/A
   ------------------------------------- -----------------------------------

For purposes of calculating amount of filing fee only, this amount is based on the purchase of ____________ common shares at the tender offer price of $10.10 per share.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previous Paid:    __________________   Filing Party: ________________
   Form or Registration No.:__________________   Date Filed:   ________________

     |X|  Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
          [ ] third-party tender offer subject to Rule 14d-1.
          [ ] issuer tender offer subject to Rule 13e-4.
          [ ] going-private transaction subject to Rule 13e-3.
          [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                                        PlayCore, Inc.
                                                        Riverfront Center,
                                                        Suite 204
                                                        15 West Milwaukee Street
                                                        Janesville, WI  53545


AT THE COMPANY:                     THE FINANCIAL RELATIONS BOARD:
Richard Ruegger                     General Inquiries
VP Finance/CFO                      Jeff Wilhoit
(608) 741-7183                      (312) 266-7800


FOR IMMEDIATE RELEASE
FRIDAY, APRIL 14, 2000

                        PLAYCORE, INC. TO BE ACQUIRED BY
                                    CHARTWELL

Janesville, Wisconsin, April 14, 2000 - PlayCore, Inc. (AMEX: PCO), a leading commercial and consumer playground equipment and backyard products company, today announced that it has entered into a definitive agreement and plan of merger with a newly-formed affiliate of Chartwell Investments II, LLC providing for the acquisition of all of the outstanding shares of PlayCore, Inc. for $10.10 per share in cash. As part of the transaction, GreenGrass Holdings, an affiliate of Glencoe Capital and PlayCore's majority stockholder, has agreed to sell all of its shares of PlayCore common stock to the Chartwell affiliate. GreenGrass Holdings owns approximately 72 percent of the outstanding shares of PlayCore. The board of directors of PlayCore unanimously approved the transaction.

PlayCore and Chartwell have executed definitive financing documents with lenders to provide the funds, in addition to Chartwell's capital contribution, necessary to fully fund the transaction. Current senior management of PlayCore has agreed to invest in the transaction. The transaction is the culmination of a process that began in the fall of 1999 when PlayCore announced that it had retained Donaldson, Lufkin & Jenrette to act as its financial advisor in exploring strategic alternatives to maximize stockholder value.

PlayCore and the Chartwell affiliate will initiate a joint tender offer within approximately one week. The completion of the tender offer is subject to certain conditions, including the tender of 1,367,947 shares, representing 50.1 percent of the publicly-held shares not owned by GreenGrass Holdings and current directors and officers of PlayCore; the receipt of funds from the lenders; and expiration of a waiting period under the U.S. Hart-Scott-Rodino Act. Any shares of PlayCore common stock not purchased in the tender offer will be acquired in a subsequent merger transaction at the same $10.10 per share cash price.


                                     -more-

PlayCore, Inc.
Add 1


David S. Evans, President and Chief Executive Officer of Glencoe Capital, stated, "This transaction represents a significant increase in value for all PlayCore stockholders--the result of growing the Company's EBITDA by almost threefold in three years and revenues from $40 million to $200 million during the same period." Glencoe Capital, through its proprietary Executive Network of over 40 Fortune 1000 senior executives and successful entrepreneurs, invests private equity capital in six industry specialty areas. Executive Network members played a significant role in the growth and development of PlayCore.

"A number of demographic and societal trends are fueling growth in our markets, including record numbers of 5-12 year-old children; a broad awareness of the need for safe, modern playground systems; and a growing consensus of the importance of play in child development," said Frederic L. Contino, PlayCore Chief Executive Officer. "This acquisition positions PlayCore to better capitalize on these trends and to maintain its leadership position in the worldwide play equipment and backyard products business."

PlayCore, Inc. is a leading playground equipment and backyard products company with three principal operating units: commercial play, consumer play and backyard wooden storage buildings. GameTime, PlayCore's commercial products division, is one of the largest manufacturers and marketers of modular and custom commercial outdoor and indoor playground equipment in the world. Swing-N-Slide, PlayCore's consumer products division, is the leader in the U.S. for do-it-yourself wooden playground equipment. PlayCore subsidiary Heartland Industries is a leading manufacturer and marketer of installed backyard wooden storage buildings and premium consumer playground systems.

Chartwell is a New York City-based private equity firm, which invests in growth financings and management buy-outs of middle market companies.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of PlayCore common stock. The solicitation of offers to buy PlayCore's common stock will only be made pursuant to the offer to purchase and related materials that PlayCore and Chartwell will be sending out to PlayCore's stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the offer. The tender offer documents (including the offer to purchase, the related letter of transmittal, and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Commission's Web site at www.sec.gov.


This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in PlayCore's Securities and Exchange Commission filings.



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